AB 3/16

[redacted]

09059849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Folk — 713-435-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell L.L.P
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Brian Folk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE R. RICHEY
Notary Public, State of Texas
My Commission Expires
February 10, 2010

Signature

Executive Vice President

Title

Christine R. Richey

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, Inc. (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, Inc. as of December 31, 2008 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 20, 2009

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

COASTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 731,698
Cash - restricted	321,808
Securities financed under repurchase agreements, at fair value	310,299,258
Securities owned, at fair value	310,075,577
Securities held under grantor trust agreement - related party, at fair value	3,805,198
Accrued interest and loan principal receivable	5,659,543
Fixed assets, net of accumulated depreciation and amortization of $4,701,448	270,475
Other assets	669,162
TOTAL ASSETS	$ 631,832,719

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Securities sold short, at fair value	$ 509,688
Amounts payable under repurchase agreements	324,976,602
Payable to clearing organization	165,103,493
Securities payable, at fair value	28,645,257
Bank borrowings - related party	75,132,085
Note payable under grantor trust agreement - related party	3,940,000
Accounts payable and accrued liabilities	3,464,694
TOTAL LIABILITIES	601,771,819
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $.0001 par value, 1,000 shares authorized, issued and outstanding	-
Additional paid in capital	27,786,581
Retained earnings	2,274,319
TOTAL STOCKHOLDER'S EQUITY	30,060,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 631,832,719

The Notes to Financial Statements are an integral part of these statements.

COASTAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 16,184,237
Public finance fees	5,944,781
Interest	39,526,487
Trading losses, net	(8,630,349)
Other	165,848
Total revenue	53,191,004
Expenses	
Sales and commissioned trader compensation	12,615,082
Employee compensation and benefits	7,395,944
Clearance and execution	1,751,348
Occupancy, operating and overhead	4,365,865
Interest	21,221,837
Total expenses	47,350,076
Net income	$ 5,840,928

The Notes to Financial Statements are
an integral part of these statements.

COASTAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2007	1,000	$ -	$ 29,515,338	$ 2,145,831	$ 31,661,169
Net income			-	5,840,928	5,840,928
Distributions for exercised CFH put options - Note 11			(2,029,274)	(288,167)	(2,317,441)
Distributions			-	(5,424,273)	(5,424,273)
CFH ESOP earnings by CSI employees - Note 13			300,517	-	300,517
Balance at December 31, 2008	1,000	$ -	$ 27,786,581	$ 2,274,319	$ 30,060,900

The Notes to Financial Statements are an integral part of these statements.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,840,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	280,859
Compensation expense for CFH ESOP earnings by CSI employees	300,517
Changes in operating assets and liabilities:	
Cash - restricted	280,802
Securities financed under repurchase agreements	67,981,222
Securities owned	27,742,777
Securities held under grantor trust agreement	(3,805,198)
Accrued interest and loan principal receivable	3,222,255
Good faith deposits	190,000
Other assets	134,516
Securities sold short	(1,213,640)
Amounts payable under repurchase agreements	(56,191,603)
Payable to clearing organization	22,181,343
Securities payable	(41,698,148)
Bank borrowings - related party	(21,943,682)
Note payable under grantor trust agreement - related party	3,940,000
Accounts payable and accrued liabilities	(1,795,255)
Net cash provided by operating activities	5,447,693
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for fixed assets	(270,431)
Net cash used in investing activities	(270,431)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to CFH	(5,424,273)
Distribution to CFH for exercised put options	(2,317,441)
Net cash used in financing activities	(7,741,714)
DECREASE IN CASH	(2,564,452)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,296,150
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 731,698
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid in cash	$ 22,634,052

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Coastal Securities, Inc. ("CSI" or the "Company") conducted operations as Coastal Securities, L.P. (the "Partnership") until December 31, 2006. Effective January 1, 2007, Coastal Securities, L.P. merged into Coastal Financial Holdings, Inc. ("CFH") and the partners converted their general and limited partnership interests to common stock. CFH then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares, making CSI a wholly owned subsidiary of Coastal Financial Holdings, Inc.

Nature of Business

Coastal Securities, Inc. (a Delaware Corporation) conducts its business as a registered securities broker dealer. The Company's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Company maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSI on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration ("SBA") and other government guaranteed security transactions are self-cleared. In addition, CSI conducts public finance activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with U.S. generally accepted accounting principles and which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Interest Only Strips

Interest only strips, or originator fees, are created from stripping a portion of the interest rate from the guaranteed portion of a SBA loan. The interest only strip is recognized once the originator fee is confirmed. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

Repurchase Agreements

The repurchase agreements entered into by the Company are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur, and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and is included in public finance fees on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools.

Fixed Assets

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two or five years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company will be included in the consolidated federal income tax return filed by CFH. The Company and CFH have elected to be taxed as S-Corporations and will be treated as flow-through entities for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholders of CFH and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholders of CFH.

The Company has recorded an estimated Texas Margin Tax provision totaling $50,000 for the year ended December 31, 2008. The Company paid approximately $28,000 for 2007 Texas Margin taxes in 2008.

Derivative Instruments

Derivative financial instruments consist of forward contracts at December 31, 2008 and are carried at fair value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statement of operations as trading revenues. The Company does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as all financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less.

At December 31, 2008, cash-restricted includes $154,946 of funds held in a segregated account for the exclusive benefit of customers and $166,862 in the grantor trust disclosed under Note 9.

NOTE 3. FINANCIAL INSTRUMENTS

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"), as of January 1, 2008. FAS 157 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Under FAS 157, a fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow, models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Securities, securities sold short and securities payable consist primarily of SBA guaranteed loan and pools, U.S. government agency securities, municipal securities and SBA interest only strips. The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA guaranteed loans and pools, U.S. government agency securities and, municipal securities. Such instruments are generally classified in Level 2 of the fair value hierarchy.

Interest only strips are valued at fair value using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest only strip terms. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. Such instruments are generally classified in Level 3 of the fair value hierarchy.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities financed under repurchase agreements				
SBA-guaranteed loans and pools	$ -	$ 305,346,889	$ -	$ 305,346,889
SBA-interest only strips			4,952,369	4,952,369
Securities owned				
SBA-guaranteed loans and pools	-	303,089,699	-	303,089,699
U.S. government agency securities primarily mortgage backed	-	3,003,797	-	3,003,797
Municipal securities	-	1,766,186	-	1,766,186
SBA-interest only strips	-	-	2,215,895	2,215,895
Securities held under grantor trust agreement				
SBA-interest only strips	-	-	3,805,198	3,805,198
Total	$ -	$ 613,206,571	$ 10,973,462	$ 624,180,033
Liabilities:				
Securities sold short				
U.S. government agency securities primarily mortgage backed	$ -	$ 509,688	$ -	$ 509,688
Securities payable				
SBA-guaranteed loans and pools	-	28,645,257	-	28,645,257
Total	$ -	$ 29,154,945	$ -	$ 29,154,945

The following table illustrates the changes in the fair value of all financial assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	SBA-interest only strips
Beginning Balance, January 1, 2008	$ 9,640,736
Interest only strips issued	4,979,177
Settled strips	(666,528)
Unrealized losses	(2,979,923)
Ending Balance, December 31, 2008	$ 10,973,462

There were no SBA-interest only strips transferred in or out of the Level 3 category for the year ended December 31, 2008.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

Valuation Techniques

In accordance with SFAS 157, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities, but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described within SFAS 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued and significant expertise and judgment is required. For assets accounted for at fair value, the valuation technique selected is generally the market approach. For the year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent.

NOTE 3. FINANCIAL INSTRUMENTS – CONTINUED

Other Financial Instruments

The following assumptions were used to estimate the fair value of other financial instruments included on the statement of financial condition for which it is practicable to estimate the value:

The carrying amount of cash and cash equivalents approximate the fair value because of the short maturity of those instruments.

The carrying amounts of accrued interest and loan principal receivable, amounts receivable from clearing organization, other receivables, amounts payable to clearing organization, and accounts payable and accrued liabilities approximate their fair value due to the short maturity of these items and/or the floating interest rates they bear.

The carrying amount of payables under repurchase agreements approximates fair value due to the floating interest rates they bear.

The carrying amounts of bank borrowings and notes payable approximates fair value due to the floating rates they bear.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2008, the Company's net capital ratio was 0.14 to 1, and its net capital of approximately $24,626,000 was in excess of its required net capital of approximately $250,000, resulting in excess net capital of approximately $24,376,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 5. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Included in securities owned at December 31, 2008 is $29,019,528 of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statements of financial condition. All owned securities, with the exception of the commitments described in Note 11, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statement of operations.

NOTE 6. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2008, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $400,000,000, respectively, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime less a fixed basis (1% to 2.35%), and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of the month. At December 31, 2008, the Company owed $576,859 in accrued interest payable to the various financial institutions. At December 31, 2008, the borrowing rates ranged from 1.65% to 3.00%.

NOTE 7. CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Company, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due from the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

NOTE 8. BANK BORROWINGS – RELATED PARTIES

Two of the Company's financing arrangements are with entities principally owned by shareholders of CFH.

The Company has a bank line of credit secured by securities owned by the Company. The agreement provides that the related-party financial institution may provide up to a maximum of $100,000,000 at December 31, 2008 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2008, $75,132,085 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of the Federal Home Loan Bank of Cincinnati Overnight Repo Advance Rate plus 1.25%. The interest rate was 1.63% at December 31, 2008.

During 2008, the Company borrowed $5,000,000 from a related party. The loan was due in full on or before November 15, 2008 and bore interest at 10.00%. As of December 31, 2008, the note was paid in full.

The Company incurred $3,056,670 of fees and interest expense from related party financing arrangements during 2008 which is included in interest expense in the accompanying statement of operations. At December 31, 2008, the Company owed the related parties $128,051 for such amounts which are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. GRANTOR TRUST CERTIFICATES – RELATED PARTIES

On November 3, 2008, the Company entered into a grantor trust agreement with a grantor trustee to issue $3,940,000 of grantor trust certificates ("Certificates"). The Certificates represent direct ownership of an undivided interest in the grantor trust estate. Once the Certificates are paid in full, the remaining assets will be returned to Coastal Securities, Inc., as depositor of the grantor trust. If the cash flows from the assets are insufficient to pay all of the principal and interest on the Certificates, the Company has no further liability and the resulting loss will be recorded by the holder of the Certificates. It is anticipated that assets will remain after paying the Certificates and related interest.

The grantor trust estate is comprised of originator fee (also known as interest only strips) payments with respect to certificates of originator's fee ("COOFs") issued in connection with certain small business administration loans guaranteed by the Small Business Administration pursuant to Section 7(a) of the Small Business Administration Act. The total fair value of the COOFs at closing was $3,894,845, representing a weighted average originator fee of approximately 0.53% on the $412,181,098 of notional principal amount of the underlying Section 7(a) SBA loans.

NOTE 9. GRANTOR TRUST CERTIFICATES – RELATED PARTIES – CONTINUED

Monthly cash proceeds on the COOFs are used to pay the trustee fee and the Certificates. A 9% discount rate is applied to the monthly cash proceeds to determine monthly principal and interest payments on the Certificates. The holder of the Certificate will be fully repaid once he receives the par amount of $3,940,000 and a 9% return. The exact maturity date is unknown as it is based on the timing on the payments from the COOFs. The Certificates were sold to a related party.

In accordance with Statement of Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities", the Company records the COOFs as assets and the Certificates as liabilities on the statement of financial condition. On the statement of operations, interest income is accrued on the COOFs and interest expense is accrued on the Certificates. The statement of operations also includes an expense for trustee fees.

At December 31, 2008, the fair value of the COOFs was $3,805,198 and there was $166,862 in cash and $407,878,537 of outstanding notional balance of guaranteed Section 7(a) SBA loans held by the grantor trustee. The weighted average originator fee is 0.53% at December 31, 2008.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments to Purchase and Resell Securities

The Company's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2008 are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans included in securities owned	$ 26,867,269
Aggregate guaranteed principal of commitments to purchase SBA guaranteed loans, including loans for the purpose of forming pools included in securities owned	$ 5,836,368
Aggregate guaranteed principal of SBA guaranteed loans included in securities financed under repurchase agreements for the purpose of forming pools.	$ 171,188,902

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Company records changes in the market value of these commitments in trading revenues in the accompanying statement of operations.

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Lease Commitments

The Company leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2008, future minimum rental commitments under these leases were as follows:

Year ending December 31,		
2009	$	1,138,640
2010		780,436
2011		373,497
2012		183,587
2013		15,979

Rent expense totaled approximately $1,425,000 for the year ended December 31, 2008.

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

NOTE 10. COMMITMENTS AND CONTINGENCIES – CONTINUED

Market Risks and Credit Risks – Continued

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Company for resale to the intended purchaser before the Company is obligated to make delivery to such purchaser. The Company, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Company and, as a result, the Company does not honor its commitment to sell to its customers. The Company has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Company has paid for the loan. The premium paid for any individual loan would generally not be material to the Company's financial position.

Market fluctuations of SBA guaranteed securities which the Company is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Company to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Company attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Company will enter into interest rate futures contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Company maintains its cash accounts primarily with two financial institutions. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 11. PUT OPTIONS

A put right exists, which grants each shareholder of CFH the right to cause CFH to buy back its respective common shares. The CFH shareholder agreement requires CFH, under the put right, to pay a minimum of 50% of the purchase price for each share within 90 days of the date of notice and the remaining 50% of the purchase price plus interest at a 12% annual rate within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the shares, under the put right, will be the sum of the book value of CSI as of the end of the month following the date of notice to CFH. Exercising these put options will result in a distribution from CSI to CFH to cover the purchase price of the shares purchased by CFH. For the year ended December 31, 2008, the Company distributed $2,317,441 to CFH for shareholders who exercised put options.

NOTE 12. PROFIT SHARING PLAN

The Company has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, the Company may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2008, the Company did not make a discretionary employer matching contribution.

NOTE 13. EMPLOYEE STOCK OWNERSHIP PLAN

On May 30, 2008, CFH established the Coastal Financial Holdings, Inc. Employee Stock Ownership Plan as a long-term employee benefit plan of CFH and its subsidiaries. On that date, the ESOP purchased 4,233 shares, or approximately 30%, of the outstanding common stock of CFH. The ESOP paid for this purchase with a promissory note of the ESOP in favor of CFH in the principal amount of $14,286,841, to be repaid by the ESOP over the 25-year life of the loan through its use of contributions from CFH to the ESOP and/or dividends paid on the shares of the CFH's common stock held by the ESOP. CFH financed the purchase of the shares it sold to the ESOP by individual seller financed promissory notes from shareholders electing to participate in the sale of shares for the ESOP.

The terms of the individual seller financed notes are identical to the terms of the ESOP promissory note to CFH. The total of all seller financed notes totals $14,286,841, which agrees to the note amount from the ESOP to the CFH.

The ESOP provides for the allocation of CFH's common stock it holds on a noncontributory basis to eligible employees of CFH and its subsidiaries. Beginning in fiscal year 2008, as the ESOP repays the loan through its use of contributions and dividends from CFH, shares will be released and allocated to eligible employees in proportion of their eligible compensation. The shares that are released for allocation on an annual basis will be in the same proportion that the current year's principal and interest payments bear in relation to the total remaining principal and interest payments to be paid over the life of the $14,286,841 ESOP loan. The Company will recognize compensation expense based on the estimated fair value of the shares of CFH's common stock that are allocated to and earned by CSI employees in each annual period. For the year ended December 31, 2008, CSI recognized $300,517 of compensation expense related to the ESOP.

Other than the compensation expense with a corresponding entry to paid in capital that is recorded in CSI's financial statements, all ESOP transactions are recorded at the CFH level. CSI does not guarantee any of the ESOP related debt and CSI's debt and liabilities are senior to any claims from the ESOP or sellers.

NOTE 14. RELATED-PARTY TRANSACTIONS

A related party uses office equipment and facilities from the Company, and the related party and the Company occasionally pay certain administrative costs on behalf of the other. These costs are not material and are normally reimbursed on a timely basis.

NOTE 15. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Executive Benefit of Customers." During the year ended December 31, 2008, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 16. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2008. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 17. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprise" (FSP FIN 48-3). As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies" (SFAS 5). Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using SFAS as guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 18. SUBSEQUENT EVENT - RELATED PARTY

On January 12, 2009, the Company entered into a bank line of credit for $3,000,000 which will expire on January 12, 2010. The financial institution and CFH have a common shareholder. Future borrowings, if any, will be secured by SBA interest only strips and trailing principal and interest payments from settled SBA transactions.

SUPPLEMENTAL INFORMATION

COASTAL SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2008

NET CAPITAL	
Stockholder's equity, as reported on statement of financial condition	$ 30,060,900
Less nonallowable assets:	
Fixed assets, net	270,475
Other receivables	305,948
Interest and loan principal receivable	155,407
Other assets	375,733
Less other deductions, SBA premium haircuts	3,878,168
Net capital before haircuts on securities positions	25,075,169
Less haircuts:	
Trading and investment securities	449,369
Net capital	$ 24,625,800
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from the statement of financial condition	$ 3,464,694
Aggregate indebtedness	$ 3,464,694
Net capital requirements (the greater of $250,000 or 6.67% of aggregate indebtedness)	$ 250,000
Net capital in excess of required amount	$ 24,375,800
Ratio of aggregate indebtedness to net capital	.14 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 26, 2009.

The Notes to Financial Statements are an integral part of these statements.

WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Coastal Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Securities, Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
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713.850.8787
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WWW.WEAVERANDTIDWELL.COM
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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 20, 2009

WEAVER AND TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL